UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TransAct Technologies Incorporated
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

892918103
(CUSIP Number)

James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 660
Chevy Chase, MD  20815
(301) 656-8500
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2012
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892918103	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Roumell Asset Management, LLC 52-2145132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	104,400*
8	SHARED VOTING POWER	1,341,327**
9	SOLE DISPOSITIVE POWER	1,445,727
10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,445,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o
(See Instructions)	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%***

14	TYPE OF REPORTING PERSON	IA

*      The 104,400 shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment advisor to the Roumell Opportunistic Value Fund (the “Fund”).

**      The 1,341,327 shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to its clients.

***           The denominator is based on 9,464,088 shares of common stock outstanding as of October 28, 2011, as stated on the facing page of the Form 10-Q for the quarter ended September 30, 2011 (the “Form 10-Q”) filed by Transact Technologies Incorporated.

CUSIP No. 892918103	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
James C. Roumell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	10,330
8	SHARED VOTING POWER	0
9	SOLE DISPOSITIVE POWER	10,330
10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

14	TYPE OF REPORTING PERSON	IN

*      Less than 1%.  The denominator is based on 9,464,088 shares of common stock outstanding as of October 28, 2011, as stated on the facing page of the Form 10-Q.

CUSIP No. 892918103	13D	Page 4 of 8 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock of TransAct Technologies Incorporated  (the “Issuer”).  The principal executive office of the Issuer is One Hamden Center, 2319 Whitney Avenue, Suite 3B, Hamden, Connecticut  06518.

Item 2.  Identity and Background.

This joint statement on Schedule 13D is being filed by Roumell Asset Management, LLC and by James C. Roumell (each, a “Reporting Persons”).

Roumell Asset Management is organized as a Maryland limited liability company.  Its principal address, and address of its principal business, is 2 Wisconsin Circle, Suite 660, Chevy Chase, Maryland 20815.  Roumell Asset Management is a registered investment adviser.

Mr. Roumell’s business address is 2 Wisconsin Circle, Suite 660, Chevy Chase, Maryland 20815.  Mr. Roumell’s present principal occupation is acting as the President of Roumell Asset Management, a registered investment adviser, whose address is set forth above.

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).  During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Roumell Asset Management is a registered investment adviser under the Investment Advisers Act of 1940.  Roumell Asset Management directed client accounts as to which it had discretionary authority to purchase, for the clients’ benefit and in the clients’ names (or in street name), 1,341,327 shares of common stock of the Issuer.  The aggregate purchase price was $10,988,036.44, inclusive of brokerage commissions.  The sources of funding for these purchases were individual client funds.

Roumell Asset Management is the sole investment advisor to the Roumell Opportunistic Value Fund (the “Fund”), an investment company registered under the Investment Company Act of 1940.   As investment advisor to the Fund, Roumell Asset Management caused the Fund to purchase 104,400 shares of common stock of the Issuer.  The aggregate purchase price was $1,168,544.35, inclusive of brokerage commissions.  The sources of funding for these purchases were proceeds from the sale of Fund shares.

Mr. Roumell purchased 10,330 shares of common stock for an aggregate purchase price of $93,833.77, inclusive of brokerage commissions.  The source of funding for these purchases was funds in his retirement account.

CUSIP No. 892918103	13D	Page 5 of 8 Pages

Item 4.  Purpose of Transaction.

The Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity.  As of January 9, 2012, the Reporting Persons decided to attempt to discuss factors contributing to the current undervaluation of the Issuer’s stock and new strategies to create and maximize value for the Issuer’s stockholders directly with the Issuer’s management and board of directors.  Accordingly, the Reporting Persons sent a letter, dated January 11, 2012, to the Issuer’s board of directors.  A copy of this letter is being filed with this Schedule 13D as Exhibit 7.02 and is incorporated herein by this reference.  The Reporting Persons may also enter into discussions with third parties that may be interested in acquiring the Issuer or may propose matters directly to the Issuer’s stockholders.

The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer.  The Reporting Persons have no current intention to purchase additional securities of the Issuer.  While the Reporting Persons have no present intention to dispose of all or any portion of the shares of Issuer common stock beneficially owned by them, Roumell Asset Management and the Fund may sell shares of the Issuer’s common stock from time to time to accommodate client requests and to manage Fund assets.  Any such sales of securities of the Issuer may be in the open market, privately negotiated transactions or otherwise.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock owned by each of the Reporting Persons.

(b)           See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of common stock.

The 104,400 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment advisor to the Fund . The 1,341,327 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over

CUSIP No. 892918103	13D	Page 6 of 8 Pages

such shares as investment adviser.  Roumell Asset Management has no economic interest in these shares.  Mr. Roumell is the President of Roumell Asset Management and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of Roumell Asset Management, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by Roumell Asset Management and the Fund.

The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on 9,464,088 shares of common stock outstanding as of October 28, 2011, as stated on the facing page of the Form 10-Q for the quarter ended September 30, 2011, filed by the Issuer.

(c)           During the 60-day period ended January 9, 2012, Roumell Asset Management conducted the following transactions in the Issuer’s common stock.  Each of the below listed transactions was a sale, executed to accommodate redemptions and for client tax planning and other personal purposes, and conducted in the open market for cash.  Sale prices exclude brokerage commissions paid.

Date	No. of Shares	Aggregate Sale Price
11/08/11	500	$3,825.06
11/18/11	250	$1,590.20
11/22/11	960	$5,789.76
12/05/11	3,060	$20,624.40
12/07/11	1,030	$6,909.83
12/08/11	7,520	$50,038.83
12/09/11	890	$5,838.40
12/12/11	1,470	$9,573.03
12/23/11	400	$2,988.00

Mr. Roumell did not have any transactions in the Issuer’s common stock during the 60-day period ended January 9, 2012.

None of Roumell Asset Management, the Fund or Mr. Roumell have conducted any transactions in the Issuer’s securities since January 9, 2012.

(d)           Roumell Asset Management’s advisory clients and investors in the Fund have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 1,341,327 shares of the Issuer’s common stock.  Investors in the Fund have the right to receive or direct the receipt of dividends from the 104,400 shares of the Issuer’s common stock, but proceeds from the sale of such shares become assets of the Fund.   Mr. Roumell has the right, through his retirement account, to receive dividends from, or the proceeds from the sale of, the 10,330 shares of the Issuer’s common stock.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Investment Advisory Agreement between Roumell Asset Management and its clients for whom Roumell Asset Management conducted the acquisition of the subject shares provides that Roumell Asset Management has shared authority to vote and discretionary authority to dispose of securities such as the subject shares.  A copy of the form of Investment Advisory Agreement is being filed as Exhibit 7.01 with this Schedule 13D and is incorporated herein by this reference.

CUSIP No. 892918103	13D	Page 7 of 8 Pages

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.01	Form of Roumell Asset Management, LLC Investment Advisory Agreement.

Exhibit 7.02	Letter to the Board of Directors of Transact Technologies Incorporated dated January 11, 2012.

Exhibit 7.03	Joint Filing Agreement by and among the Reporting Persons, dated January 11, 2012.

CUSIP No. 892918103	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Date: 1/11/12	By:	/s/ James C. Roumell

Roumell Asset Management, LLC

Date: 1/11/12	By:	/s/ James C. Roumell
James C. Roumell, President

Exhibit 7.01

Balanced___  Equity___  Concentrated___  Fixed Income___

Account #:  _______________________

Roumell Asset Management, LLC
Investment Advisory Agreement

This Investment Advisory Agreement, the (“Agreement”), dated as of ______________, 20____, is by and between Roumell Asset Management, LLC (“Adviser”), also referred to as “RAM” or the “Firm,” an investment adviser registered with the U.S. Securities and Exchange Commission pursuant to the provisions of the Investment Advisers Act of 1940 (“Advisers Act”) and _____________________________________________ (“Client”).

1.           Services of Adviser

By execution of this Agreement, Client hereby establishes an Investment Advisory Account (“Account”) and appoints Adviser as the investment manager to supervise and direct the investments of the Account on a discretionary basis in accordance with the Client’s stated objectives and financial goals.  In consultation with the client, Roumell Asset Management will assist the client in determining whether the account is to be managed as an: (a) Equity Account (up to 100% invested into stocks), or (b) Concentrated Equity Account (which seeks to be invested in a smaller number of stocks), or (c) Balanced Account (with the typical balanced account having a 65% target equity allocation and a 35% target for fixed-income securities) or (d) Fixed Income Account (up to 100% invested in closed-end bond funds, individual bonds and open-end bond funds).  That said, RAM does not provide comprehensive financial planning services.   Moreover, in those instances where a financial planning professional introduces the client to RAM, the financial planning professional will determine (with the client) the appropriate overall investment strategy of the client and will instruct RAM as to whether the account is to be managed as an: (a) Equity Account, or (b) Concentrated Equity Account, or (c) Balanced Account or (d) Fixed Income Account.  Investments made by RAM may include mutual funds, closed-end fund shares, bonds, common and preferred stocks, American Depository Receipts (“ADR”), Exchange Traded Funds (“ETF”), Unit Investment Trusts (“UIT”), and/or Real Estate Investment Trusts (“REIT”).   The custodian holding the Account will be responsible for providing regular statements to the client showing portfolio holdings.  On a quarterly basis, these statements will include a category titled “Performance Summary”.

2.           Standard of Care

In providing such services, it is agreed that except for negligence, malfeasance or violation of applicable law, neither Adviser nor any of its officers, directors or employees shall be liable for any action performed or for any errors of judgment in managing client’s account(s) under this Agreement. However, the Federal Securities Laws impose liabilities under certain circumstances and therefore nothing contained in this Agreement with respect to liabilities should be construed as limiting a client’s rights which he/she may have under applicable state or Federal Securities Laws, or, if applicable ERISA.  Client expressly understands and agrees that Adviser does not guarantee that a specific result will be achieved through Adviser’s management of the Account.

3.           Custody

As a condition of opening an account with RAM, client agrees to deposit his or her funds and securities in a securities brokerage account at Raymond James Financial Services, Inc. (“Raymond James”).  Raymond James will act as the custodian of the client’s assets and will execute the purchase and sale transactions in the client’s account.  RAM has determined that the fees Raymond James charges are reasonable and competitive in view of the quality of execution and access to research that Raymond James provides.  Raymond James charges $12.95 per stock trade for up to 1,000 shares plus $0.01 per share on shares over 1,000 with a maximum charge of $25 per stock trade (listed or OTC); $0 per bond trade (unlimited number of bonds); and $19.95 per mutual fund trade for non-platform listed mutual funds.   Nevertheless, RAM may execute trades through other broker-dealers if the circumstances warrant, i.e., to gain access to other firms’ research.  In such instances, clients will typically pay three cents per share in addition to Raymond James’ transaction cost.  Such trades are unusual and not the norm.  Finally in limited cases, and always at RAM’s discretion, RAM may permit clients to direct that their assets be custodied at, and trades for their accounts be effected through, broker-dealers of their own choosing.

4.           Confidential Relationship
All information and advice furnished by either party to the other, including their respective agents and employees, shall be treated as confidential and shall not be disclosed to third parties, except as required by law or necessary to carry out designated powers or as granted by the Client.

5.           Service to Other Clients

It is understood that Adviser performs investment advisory services for other clients.  Client agrees that Adviser may give advice and take action with respect to any of its other clients, which may differ from the advice given or the timing or nature of action taken with respect to the Client’s Account, so long as it is Adviser’s policy to the extent practical, to allocate investment opportunities to the Account over a period of time on a fair and equitable basis relative to other clients.

6.           Proxies and Class Action Lawsuits

RAM does not vote proxies for or make proxy recommendations to its advisory clients except in certain situations.  First, RAM will vote on proposals regarding closed-end mutual funds that seek to open-end such funds or other proposals that it believes possess a meaningful likelihood of substantially closing the discount to such funds’ net asset value (NAV).  Additionally, RAM may vote company proposals when the proposal pertains to a change of control.  Client may contact RAM to obtain information about how it voted.  Other than these specific situations, RAM will not vote company proxies.  Nevertheless, if RAM is granted authority to vote proxies, and RAM was required to vote proxies for situations other than those described above, RAM will vote such proxies in the manner that serves the best interests of their clients in accordance with this policy.  RAM also will not take any action or render any advice involving legal matters, including securities class actions, on behalf of clients with respect to securities or other investments held in client accounts or the issuers thereof.  However, to the extent there is a class action with potentially meaningful monetary proceeds, RAM will assist clients with submitting the required paperwork.  If the client opts-out of RAM’s third-party vendor proxy voting solution, the custodians who hold securities on behalf of RAM’s clients will send proxy and class action information directly to the clients.  In the event that RAM receives any such material on a client’s behalf, RAM will promptly forward that material to the client.  A copy of RAM’s proxy voting policies and procedures is available upon request.

7.           Fees

RAM’s fees are payable quarterly in advance and are based on the following annualized fee schedule:
Equity and Balanced Accounts:                                                                                                Fixed Income Accounts:
First $200,000                                           1.75%                                                                          All                      1.00%
Next $300,000                                           1.50%
Assets over $500,000                             1.00%
(Fees on Balanced 30/70 account: 1.5% on the first $500,000 and 1.0% on assets over $500,000)

Fees are computed based on the value of the account on the last day of the preceding quarter.  The fee is prorated for a partial quarter.  Multiple household accounts are aggregated for purposes of determining the appropriate fee.  Adviser and Raymond James are hereby authorized to deduct from Client’s Account any fee owed to Adviser pursuant to the terms of this Agreement, and pay said fee to Adviser or its designee.  All fees paid to Adviser will be reported to Client on the regular statements provided by Raymond James & Associates for Raymond James Financial Services, Inc.  Alternatively, client will be billed directly by RAM and agrees to pay their fee within 30 days of receiving the bill.

8.           Limitation of Responsibility

Raymond James’ responsibility pursuant to this agreement is limited to executing transactions pursuant to directions of Adviser or Client.  Client authorizes Adviser to act as Client’s agent to buy or sell investments for the Client’s Account.

9.           Investment Objectives and Restrictions

Client acknowledges that Adviser will rely on information provided to Adviser by the Client (or financial planning professional) in managing the Account. Client agrees to give Adviser prompt written notice of any modifications, changes or investment restrictions applicable to the Account and to notify Adviser if Client deems any investments recommended or made for the Account to be in violation of such investment objectives or restrictions. Unless Client promptly notifies Adviser in writing of specific investment restrictions on the Account, the investments recommended for or made on behalf of the Account shall be deemed to be in conformity with Client’s investment objectives. Although tax considerations are not generally a factor in managing accounts, it is the Client’s responsibility to notify Adviser if such considerations are relevant to the Client’s overall financial circumstances.

10.           Authority to Contract

If the client is not an individual (i.e. a corporation, partnership, trust or retirement plan), the party executing on behalf of the Client (hereinafter referred to as the “Authorized Person”) represents that he or she is fully authorized to execute this agreement with the Adviser.

11.           Termination of Agreement

This Agreement may not be modified or amended except in writing and signed by both Adviser and Client.  Client may terminate the Agreement within five days of the date of acceptance, without penalty. After the five-day period, either party may terminate the Agreement.  Upon termination, any prepaid fees will be pro-rated to the date of termination and any unearned portion thereof will be refunded to the Client.

12.           Assignment of Agreement

No assignment, as that term is defined in the Advisers Act, of this Agreement shall be made by Adviser without the written consent of Client.

13.           Notices

Notices to Adviser must be in writing, and shall be sent to Address of Adviser.

All notices or communications to the Client will be sent to the address of record on the account or such other address as may be given in writing to the Adviser.  All notices hereunder shall be sufficient if delivered by facsimile, regular or overnight mail, or by hand.

14.           Acknowledgment of Adviser’s ADV Part 2A & 2B

Client hereby acknowledges receipt of a copy of Part 2A & 2B of Adviser’s Form ADV and Privacy Notice.

15.           Governing Law

The internal law of Maryland will govern this agreement.  However, nothing in this agreement will be construed contrary to the Advisers Act or any rule or order of the Securities and Exchange Commission under the Advisers Act.

16.           Severability

The parties hereby agree that if any term, provision, duty, obligation or undertaking herein contained is held to be unenforceable or in conflict with applicable law, the validity of the remaining portions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if such invalid or unenforceable provision was not contained herein.

Type of Account:

Balanced:
These accounts are composed of equity, fixed income and cash investments.  This option is typically chosen when the account represents a significant percentage of a client’s overall financial net worth or for those clients who desire a lower overall risk level as compared to a straight equity account.  On average, balanced accounts hold between 25 and 30 stocks (representing 65% of the total portfolio) with the remaining portion of the account in fixed income and cash.

__ Standard (65/35 Equity/Fixed Income & Cash)
OR __ (75/25) OR __ (55/45) OR __ (30/70)

Equity:
These accounts can have up to 100% of assets invested in stocks and will often include opportunistic fixed income investments.  Equity accounts typically hold between 30 and 35 stocks.  A more concentrated strategy is available where accounts typically hold a smaller number of stocks (approximately 20 to 25).  Equity accounts are designed for those who wish to maximize our equity investment strategy while assuming a commensurate level of risk.

__ Equity     OR    __ Concentrated Equity

Fixed Income	These accounts can have up to 100% of assets invested in closed-end bond funds and individual bonds. These accounts are for income investors with a total return perspective.

__ Fixed Income

Investment Restrictions:  ________________________________________________________________

Link this Account with Related Accounts:  ________________   ________________   ______________

Investment Experience   (Circle: N-None, L-Limited, M-Moderate, E-Extensive)

Equities	N	L	M	E
Bonds	N	L	M	E
Options/Futures	N	L	M	E
Mutual Funds	N	L	M	E
Annuities	N	L	M	E
Margin Trading	N	L	M	E

Investment Objective and Associated Risk Tolerance (choose one)				Time Horizon (choose one)

Capital Preservation	__ Low			__ 3-5 years*
Income	__ Low	__ Medium	__ High	__ 5-10 years
Growth	__ Medium	__ High		__ > 10 years
Speculation	__ High
    *Individuals with a time horizon less than three years should not open an account with RAM.

If your portfolio declined in value by 10% during the course of a year, how do you think you would respond?
__ I could not tolerate this type of decline in value and would then invest more conservatively.
__ While I would be uncomfortable with this decline in value, I would not consider investing more conservatively.
__ I would accept this decline in value, as part of the long-term investment process, and not make changes to my portfolio as long as I felt I was still on track to achieve my long-term goal.

Accepted By: ________________________________   ______________________________ ______
Client Name                                                      Client Signature                                           Date

Accepted By: ________________________________   ______________________________ ______
Client Name                                                      Client Signature                                           Date

Accepted By:   ________________________________   ______________________________ ______
Adviser                                                                Title

Exhibit 7.02

 [Roumell Asset Management letterhead]

January 11, 2012

Dear Members of the TransAct Technologies Board of Directors,

Roumell Asset Management, LLC owns approximately 1.45 million shares of TransAct Technologies common stock, representing roughly 15.3% of the outstanding shares.  Our ownership is based on our belief in the company’s current and future business prospects.  To wit:

•
TransAct has a leadership position in the gaming industry, which has strong worldwide, long-term secular growth prospects and is uniquely positioned to benefit from the adoption of slot machines worldwide.  With over half of the company’s gaming revenue coming from international markets, TransAct’s #1 market share in both Asia and Europe position the company to take advantage of growth in Macau, Singapore and other international markets.

•
TransAct enjoys a duopoly environment with high barriers to entry in its gaming segment.  Moreover, TransAct’s technological leadership is underscored by its 65%+ share of current printer shipments to the North American gaming industry.  In fact only does the company participate in a duopoly, the data strongly suggests that it is gaining significant NA market share.

o
New casinos are choosing TransAct and entering into exclusive agreements.   The recently opened Resorts World Casino at Aqueduct Racetrack in NYC chose TransAct  for 100% of its slot floor.  In December 2011, the company announced that the Epic 950 printer was also selected exclusively by Revel in Atlantic City.

o	As reported, recent North American shipments relative to slot unit sales are as follows:

Unit Sales Growth Comparison
	Slot Unit Sales Growth	TACT Gaming Unit Sales Growth*
2010Q4	-8.6%	57.5%
2011Q1	3.8%	-11.4%
2011Q2	2.9%	14.9%
2011Q3	31.2%	58.5%

*Note: TransAct’s 2010 Q4 unit sales growth reflects a large order received from a slot supplier that was subsequently cancelled by the end customer and, as a result, the supplier had to work through excess inventory in 2011 Q1 and did not order at a normalized level. Industry sales growth numbers are from Roth Capital.

•
The company’s introduction of a software-centric product  allows casinos to interact directly with their slot machine customers and “touch” highly-regarded carded players with a sophisticated couponing system that will generate recurring software revenue, which may be a game-changer for the industry.  In fact, the Director of Slot Operations for Resorts stated, “We

Exhibit 7.02

were pleased to choose the Epic 950 printer from TransAct for our casino floor due to its features and functions and capability to be connected to EPICENTRAL in the future.”

•
Under the leadership of CEO Bart Shuldman, the company has innovated, diversified and won business seemingly above its weight-class.  For instance, the win three years ago in designing and supplying printers to McDonald’s for their new grill initiative and then subsequently winning their coffee bar printer business demonstrates the strength of TransAct’s collaborative and innovative culture.

•	The company continues to enjoy a long sole-source relationship with lottery terminal industry leader GTech Industries.

•	The company’s 2011 acquisition of Printrex further diversified the business into the oil/gas market at an attractive price.

•	Lastly, the company has accomplished all of the above while remaining debt-free.

Notwithstanding the above attractive attributes, we think it is likely that the company’s shares remain underappreciated, reflecting a micro-cap market discount that could persist for some time.  U.S. stock funds witnessed a net $75 billion outflow in 2011, with a similar outflow in 2010.  Given unusual levels of volatility in the global economy, and Eurozone uncertainty, we believe investors will continue to lessen their exposure to equities in general and to micro-cap shares in particular.  As a result, even promising and niche-dominant enterprises could be open to persistent and significant liquidity discounts.  As well, the EPICENTRAL sales cycle is turning out to be longer than management originally anticipated.

We believe there are investors that can see past the current market inefficiencies and appreciate the intrinsic value inherent in TransAct.   These investors would likely be willing to purchase the entire company and offer shareholders an opportunity to realize substantial value on their current holdings.  We believe there are both strategic and financial investors that would understand the opportunity and want to capitalize on the existing market environment.  Corporations are sitting on record amounts of cash, earning little in the way of interest income, and are interested in deploying their cash into higher returning investments, much like TransAct did with its 2011 purchase of Printrex.   Further, many financial buyers are flush with cash and are looking to invest in stories that combine mature revenue streams with identifiable secular growth opportunities, both of which are present at TransAct.  When interest rates begin to rise, the incentives to more opportunistically deploy cash will diminish.  Additionally, strategic buyers could provide greater resources to exploit additional verticals, while providing more growth capital to roll-out EPICENTRAL  in a more timely fashion.  In both instances, we believe buyers would be very attracted to a debt-free, positive cash flow story that is well positioned to take advantage of growth in the gaming industry, both domestically and internationally.  Finally, management would be freed from the demands of public ownership and able to focus 100% of its time on growing the business without the diversion of such things as managing street expectations.

As TransAct’s largest shareholder, we have patiently waited for the company to consider a bold move, and we believe the window of opportunity is open.  Accordingly, we encourage the Board to immediately undertake an extensive review of all strategic opportunities in order to maximize shareholder value.  An outside, independent party should be engaged to advise the Board and explore all strategic alternatives that would best position the company for future growth and maximize current shareholder value.

I will be in contact with the company shortly to further discuss these ideas and how best to proceed.

Sincerely,
/s/ James C. Roumell
James C. Roumell

Exhibit 7.03

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13D (including further amendments thereto) with respect to the common stock, par value $0.01 per share, of Transact Technologies, Incorporated., and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 11th day of January 2012.

By:	/s/ James C. Roumell
James C. Roumell

Roumell Asset Management, LLC

By:	/s/ James C. Roumell
James C. Roumell, President